UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 15)

Jos. A. Bank Clothiers, Inc.

(Name of Subject Company)

Java Corp.

(Offeror)

The Men’s Wearhouse, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Including the Associated Preferred Share Purchase Rights)

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Jon W. Kimmins

Chief Financial Officer

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas 77072

(281) 776-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,827,225,075.00	$235,346.59

*                                          Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 28,121,155 shares of common stock of Jos. A. Bank Clothiers, Inc. (“JOSB”) outstanding on a fully diluted basis as of the close of business on May 7, 2014. The transaction value was determined by multiplying (a) $65.00, the tender offer price, by (b) the sum of (i) 27,998,089 shares of common stock of JOSB issued and outstanding and (ii) 113,066 shares of common stock of JOSB reserved for issuance pursuant to outstanding equity awards under JOSB’s stock plans (as determined based on the maximum number of shares of common stock that may be settled pursuant to the terms and conditions of outstanding awards). The number of shares of common stock of JOSB issued and outstanding is as of May 7, 2014, as reported in JOSB’s 10-K/A, filed May 9, 2014 and the number of shares of common stock of JOSB reserved for issuance pursuant to outstanding equity awards under JOSB’s stock plans is based on disclosure included in JOSB’s Schedule 14d-9, filed April 4, 2014.

**                                    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.

☒                                    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.

Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014

Amount Previously Paid:	$21,629.43	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.

Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	February 24, 2014

Amount Previously Paid:	$6,678.31	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.

Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	March 20, 2014

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 15 to Schedule TO (this “Amendment”) is filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by MW and the Purchaser and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”), at $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase, dated March 20, 2014, and the related letter of transmittal that accompanies the Second Amended and Restated Offer to Purchase, which amend and restate the Amended and Restated Offer to Purchase dated February 24, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and the related letter of transmittal that accompanied such Amended and Restated Offer to Purchase.  This Amendment is being filed on behalf of MW and the Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1.              The following paragraph is hereby added after the last paragraph under the caption “Background of the Offer” in Section 11 “Background of the Offer; Other Transactions with JOSB.”

“On May 30, 2014, the FTC granted termination of the waiting period under the HSR Act.”

2.              The following sentence is hereby added after the last sentence of the fourth to last paragraph in Section 15 “Conditions of the Offer.”,

“The Marketing Period commenced on May 30, 2014 and is scheduled to be completed on June 19, 2014, unless earlier waived.

3.              The following paragraph is hereby added after the last paragraph of Section 15 “Conditions of the Offer.”

“On May 30, 2014, the FTC granted termination of the waiting period under the HSR Act. Accordingly, the HSR Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Section 15.”

4.              In Section 16 “Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”, the fifth and sixth paragraphs and the first sentence of the seventh paragraph under the caption “Antitrust” are hereby deleted in their entirety and the following paragraph is hereby added after the fourth paragraph of that section:

“On May 30, 2014, the FTC granted termination of the waiting period under the HSR Act. Accordingly, the HSR Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 “Conditions of the Offer”.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(V) Press Release issued by MW on May 30, 2014, announcing the termination of the waiting period under the HSR Act.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2014

THE MEN’S WEARHOUSE, INC.

By:	/s/ Jon. W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

JAVA CORP.

By:	/s/ Jon. W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Treasurer and Chief Financial Officer

3